                                       FORM 6-K

                            SECURITIES EXCHANGE COMMISSION
                                Washington, D.C. 20549

                               REPORT OF FOREIGN ISSUER
                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                            COMMISSION FILE NUMBER 0-15577
                             FOR THE MONTH OF MARCH 1998

                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                   -----------------------------------------------
                   (Translation of registrant's name into English)

                              1801 Broadway, Suite 1620
                              -------------------------
                                Denver, Colorado 80202
                                ----------------------
                       (Address of Principal Executive Office)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    X                Form 40-F
                         ------                        ------

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                           No   X
                   -------                      ------

          If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .

ENCLOSED IS PRESS RELEASE #98-005 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                         ------------------------------------------
                         (Registrant)



Date:  Mar. 26, 1998
     ---------------     ---------------------------------------
                         By: Mike Kolin, Chief Operating Officer

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DENVER, CO - MARCH 23, 1998
#98 - 005
2:00 PM MST


            CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
            CHANGES AT THE AURORA MINE AND CHANGES IN MANAGEMENT

Consolidated Nevada Goldfields Corporation ("CNGC") announces that considering the low gold price, it has decided to place the Aurora mine on a care and maintenance basis.

Significant prestripping and other capital investments, which include the expansion of the tailings impoundment, would be required to continue operations. Consequently, the Company has decided to temporarily suspend operations at its Aurora mine in Hawthorne, Nevada, and await higher gold prices.

CNGC also announces that Mike Kolin has been promoted to the position of Chief Operating Officer. He will be in charge of the Company's operations. CNGC further announces that its Senior Vice President of Operations, Jack Haptonstall, resigned on March 17, 1998. James S. Stirbis, Jr., the Corporate Secretary / Treasurer, has also resigned effective March 18, 1998. Both Mr. Haptonstall and Mr. Stirbis contributed greatly to CNGC during their tenures and will be missed by everyone.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with three producing mining properties. The Company reserves include 51 million ounces of silver and 740,000 ounces of gold. The Company's principal property is the Pachuca silver mine, which has continuously produced silver for five centuries, in central Mexico north of Mexico City. The Company shares trade on the Toronto Stock Exchange under the symbol KNV; on NASDAQ under the symbol KNVCF; and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

CONTACT:  Consolidated Nevada Goldfields Corporation, Denver, Colorado
          Phone (303) 296-3200    Fax (303) 296-9130